David G. Peinsipp T: +1 415 693 2177 dpeinsipp@cooley.com	VIA EDGAR AND FEDEX

August 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

RE:	New Relic, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted June 4, 2014

CIK No. 0001448056

Dear Ms. Jacobs:

On behalf of our client, New Relic, Inc. (the “Company”), enclosed is an amended confidential draft registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 updates the Company’s amended confidential draft registration statement on Form S-1 (the “Amendment No. 1”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on June 4, 2014. The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 1.

Amendment No. 2 is also being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 23, 2014 with respect to Amendment No. 1 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

1.	We note the disclosures added on page 40 in response to prior comment 16 regarding your international operations. As it appears a significant amount of revenue was generated outside of the United States, please further revise your disclosures to quantify such amounts, consistent with your disclosures added on page F-24. Also please expand your disclosures in the results of operations to incorporate the impact of your international operations on the change in revenue for each period presented. We refer you to Section III.B of SEC Release No. 33-8350.

Response: The Company has revised the disclosure on pages 40 and 45 of Amendment No. 2 in response to the Staff’s comment. With respect to expansion of disclosure in the results of operations to incorporate the impact of international operations on the change in revenue for each period presented, the Company has revised the disclosure with respect to revenue for the fiscal year ended March 31, 2014 compared to the fiscal year ended March 31, 2013, but advises the Staff that it did not collect and does not have complete information regarding revenue derived from individual foreign countries for the fiscal year ended March 31, 2012, and, therefore, cannot provide such disclosure for such fiscal year.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155    T: (650) 843-5000    F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 8, 2014

Page Two

Our Customers, page 70

2.	We note your response to prior comment 17. Please clarify in this section how you define “customer.” For example, disclose if each business account represents a single customer.

Response: The Company has revised the disclosure on page 70 of Amendment No. 2 in response to the Staff’s comment to clarify what the Company defines as a customer.

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The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (415) 693-2177 or Drew Williamson at (415) 693-2199.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Lewis Cirne, New Relic, Inc.

Mark Sachleben, New Relic, Inc.

Robin Schulman, New Relic, Inc.

Jeffrey Vetter, Fenwick & West LLP

James Evans, Fenwick & West LLP

Edwin Hormozian, Deloitte & Touche LLP

Drew Williamson, Cooley LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800    T: (415) 693-2000    F: (415) 693-2222 WWW.COOLEY.COM